Exhibit 4.4

DESCRIPTION OF REGISTRANTS SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the capital stock of Keros Therapeutics, Inc., or the Company, is a summary and does not purport to be complete. This summary is qualified in its entirety by reference to the provisions of the Delaware General Corporation Law, or the DGCL, and the complete text of the Company’s amended and restated certificate of incorporation, or the certificate of incorporation, the amended and restated bylaws, or the bylaws, and certificate of designation of rights, preferences and privileges of Series A junior participating preferred stock, which are incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K to which this description is also an exhibit. The Company encourages you to read that law and those documents carefully.

General

The certificate of incorporation authorizes the issuance of up to 200,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share, 500,000 of which have been designated as Series A Junior Participating Preferred Stock, $0.0001 par value per share, which shares are individually referred to as a “Preferred Share,” and collectively referred to as the “Preferred Shares.” All other shares of preferred stock are undesignated. For a description of the rights of our Preferred Shares, see below under the heading “Stockholder Rights Agreement.”

Description of Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under the certificate of incorporation and bylaws, common stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of Preferred Shares, upon issuance of any such shares, and shares of any series of preferred stock that the Company may designate in the future.

Stockholder Rights Agreement

On April 9, 2025, the Company’s board of directors, declared a dividend of one right, or Right, to purchase one-thousandth of one share of the Company’s newly designated Preferred Shares, for each outstanding share of common stock to the stockholders of record as of the close of business on April 24, 2025, or the Record Date, and adopted a limited duration stockholder rights plan, or the Rights Plan, effective immediately, as set forth in the Rights Agreement, dated as of April 9, 2025, or the Rights Agreement, by and between the Company and Computershare Trust Company, N.A., as Rights Agent.

The following is a summary description of the Rights and material terms and conditions of the Rights Agreement.

The Rights

Pursuant to the terms of the Rights Agreement, the Rights will not be exercisable and will trade with shares of the Company’s common stock until the earlier to occur of (a) the tenth calendar day (or such later date as may be determined by the Company’s board of directors) after a person or group acquires beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of outstanding common stock, an Acquiring Person, or, in the event that the Company’s board of directors determines on or before such tenth calendar day to effect an exchange and determines that a later date is advisable, such later date that is not more than twenty (20) calendar days after the date such shares of common stock are acquired, or (b) the tenth business day (or such later date as may be determined by action of the Company’s board of directors prior to such time as any person or entity becomes an Acquiring Person) following the date of commencement, or the first announcement, of an intention to commence, a tender offer or exchange offer, the consummation of which would result in any person or entity, or group of persons or entities acting in concert, becoming an Acquiring Person. The term “Acquiring Person” is subject to certain customary exceptions whereby certain stockholders that would have otherwise been an Acquiring Person are excluded from the definition of “Acquiring Person.” Any stockholders with beneficial ownership of common stock above the applicable threshold as of the first public announcement of the Rights Plan on April 10, 2025 are grandfathered at their current ownership levels but are not permitted to increase their ownership without triggering the Rights. Prior to exercise, the Rights do not give their holder any dividend, voting or liquidation rights.

The date when the Rights separate from common stock and become exercisable is referred to herein as the “Distribution Date”. Unless and until the occurrence of such date, common stock certificates or, in the case of uncertificated shares, notations in the book-entry account system, will evidence the Rights, and any transfer of shares of common stock will constitute a transfer of the related Rights. After the Distribution Date, the Rights will be evidenced by separate book-entry credits or by Rights certificates that the Company will mail to all eligible, certificated holders of common stock. Any Rights held by an Acquiring Person will be null and void and may not be exercised.

Exercise Price

Pursuant to the terms of the Rights Agreement, after the Distribution Date, each Right will entitle the holder thereof to purchase one-thousandth (1/1,000th) of a Preferred Share for $165.00, subject to adjustment, or the Exercise Price. Each one-thousandth (1/1,000th) of a Preferred Share has economic terms similar to that of one share of common stock. The Exercise Price payable, and the number of Preferred Shares or other securities or other property issuable upon exercise of the Rights, will be subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares. The exercise of Rights to purchase Preferred Shares will at all times be subject to the availability of a sufficient number of authorized but unissued Preferred Shares. Notwithstanding the foregoing, with certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of the number of one one-thousandth (1/1,000th) of a Preferred Share issuable upon the exercise of one Right, which may, at the Company’s election, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

Beneficial Ownership

Pursuant to the terms of the Rights Agreement, certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of underlying shares of common stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended — are treated as beneficial ownership of the number of shares of common stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of common stock are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership. In addition, shares held by affiliates and associates of an Acquiring Person, including shares that are subject of, or the reference securities for, or that underly, any derivative position of such persons, will be deemed to be beneficially owned by the Acquiring Person. In addition, any securities beneficially owned by a third party with whom the Acquiring Person has any agreement, arrangement or understanding (whether or not in writing) (i) for the purpose of acquiring, holding or voting securities of the Company or (ii) to cooperate in obtaining, changing or influencing control of the Company, will be deemed to be beneficially owned by the Acquiring Person.

Consequences of a Person or Group Becoming an Acquiring Person

•Flip-In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person or its affiliates may, for the Exercise Price, purchase shares of common stock with a market value of twice the Exercise Price.
•Exchange. In lieu of the “flip-in” feature described above, the Company’s board of directors may, at its option at any time after a person or group becomes an Acquiring Person, exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, for shares of common stock at an exchange ratio of one share of common stock per Right (subject to adjustment).
•Flip-Over. If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person or its affiliates may purchase, for the Exercise Price, a number of shares of the common stock of the Principal Party (as defined in the Rights Agreement) having a market value of twice the Exercise Price.

Company Preferred Share Provisions

Each Preferred Share, if issued:

•will not be redeemable;
•when, as and if any dividend is declared on common stock, entitle the holder to quarterly dividend payments in an amount per share equal to 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in common stock or a subdivision of the outstanding common stock (by reclassification or otherwise), declared on common stock since the immediately preceding quarterly dividend payment date or, with respect to the first date when quarterly dividends are payable in cash, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock;
•will entitle the holder upon liquidation either to receive a preferential liquidation payment of the greater of (a) $1,000 per Preferred Share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment and (b) an aggregate amount per Preferred Share equal to 1,000 times the aggregate amount to be distributed per share to holders of common stock plus an amount equal to any accrued and unpaid dividends on such Preferred Shares;
•will have the same voting power as 1,000 shares of common stock;
•if shares of common stock are exchanged via merger, consolidation, or a similar transaction, will entitle the holder to a per share payment equal to the payment made on 1,000 shares of common stock; and
•will rank junior to any other series of the Company’s preferred stock in the event such other preferred stock is issued by the Company, unless the terms of any such series provide otherwise.

The value of one one-thousandth (1/1,000th) interest in a Preferred Share is intended to approximate the value of one share of common stock.

Expiration

The Rights will expire on April 9, 2026, or the Final Expiration Date, unless the Rights are earlier redeemed or exchanged by the Company.

Redemption

The board of directors may redeem the Rights for $0.001 per Right at any time prior to the earlier of (A) such time as any person or group becomes an Acquiring Person or (B) the close of business on the Final Expiration Date. Following the expiration of the above periods, the Rights become nonredeemable. If the board of directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights pursuant to the Rights Agreement will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if the Company effects a stock split or stock dividend of common stock.

Anti-Dilution Provisions

Rights will have the benefit of certain anti-dilution provisions set forth in the Rights Agreement.

Amendments

The terms of the Rights Agreement may be amended by the board of directors without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the board of directors may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

Miscellaneous

The Rights Agreement does not contain any dead-hand, slow-hand, no-hand or similar feature that limits the ability of a future board to redeem the Rights. Until a Right is exercised, it does not entitle the holder thereof to any additional rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Anti-Takeover Provisions

Anti-Takeover Statute

The Company is subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Anti-Takeover Effects of Certain Provisions of the Certificate of Incorporation and Bylaws

The certificate of incorporation provides for the Company’s board of directors to be divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because the Company’s stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of the shares of common stock outstanding will be able to elect all of the Company’s directors. The directors may be removed by the stockholders only for cause upon the vote of holders of 66

2/3% of the shares then entitled to vote at an election of directors. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum. The certificate of incorporation and bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing. A special meeting of stockholders may be called only by a majority of the whole board of directors, the chair of the board of directors or (if the chair is unavailable) the Company’s chief executive officer or president. The bylaws also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and will specify requirements as to the form and content of a stockholder’s notice.

The certificate of incorporation further provides that the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of voting stock, voting as a single class, is required to amend certain provisions of the certificate of incorporation, including provisions relating to the structure of the board of directors, the size of the board, removal of directors, special meetings of stockholders, actions by written consent and cumulative voting. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of voting stock, voting as a single class, is required to adopt, amend or repeal the bylaws, although the bylaws may be adopted, amended or repealed by a simple majority vote of the Company’s whole board of directors.

The foregoing provisions will make it more difficult for the Company’s existing stockholders to replace the board of directors as well as for another party to obtain control of the company by replacing the board of directors. Since the board of directors has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of the company.

These provisions are intended to enhance the likelihood of continued stability in the composition of the board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the company. These provisions are also designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and may have the effect of deterring hostile takeovers or delaying changes in control of the company or management. As a consequence, these provisions also may inhibit fluctuations in the market price of the Company’s stock that could result from actual or rumored takeover attempts.

Choice of Forum

The certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: (1) any derivative action or proceeding brought on the Company’s behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of the Company’s current or former directors, officers or employees to the Company or its stockholders; (3) any action or proceeding asserting a claim against the Company or any of its current or former directors, officers or other employees, arising out of or pursuant to the Delaware General Corporation Law, the certificate of incorporation or the bylaws; (4) any action or proceeding to interpret, apply, enforce or determine the validity of the certificate of incorporation or the by-laws; or (5) any action or proceeding asserting a claim against the Company that is governed by the internal affairs doctrine, provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. It is possible that a court of law could rule that the choice of forum provision contained in the certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Suite 101, Canton, Massachusetts 02021.

Listing

The common stock is listed on the Nasdaq Global Market under the symbol “KROS.”